Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600



2nd October 2006

06017935

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA



SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

August 15th, 16th, 17th, 18th, 18th, 22nd, 23rd, 24th, 25th, 25th, 30th, 31st
September 1st, 1st, 5th, 6th, 6th, 6th, 8th, 8th, 12th, 13th, 13th, 14th, 15th, 15th, 18th, 18th, 19th, 20th, 21st, 22nd, 22nd, 25th, 26th, 27th, 27th, 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

Encs.

10/31

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 September 2006 16:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:7455J
William Hill PLC
29 September 2006

29 September 2006

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 29 September 2006, 2,575 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 357,195,409 ordinary shares in issue, in addition 8,986,599 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRILFSRASIAFIR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 September 2006 12:54
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Cessation of US Gaming

RNS Number:5549J
William Hill PLC
27 September 2006

WILLIAM HILL PLC

CESSATION OF UNITED STATES GAMING BUSINESS

Pending clarification of the scope and enforceability of the Wire Act and applicability of State and Federal laws to online gambling by US citizens, William Hill has today taken steps to cease accepting casino and poker business from clients with a US address or US issued credit card. Such steps are already in place to prevent internet sports betting by US domiciled individuals.

Enquiries:

David Harding, Chief Executive Tel: 0208 918 3910

END
STRPUUMWBUPQGPM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 September 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5151J
William Hill PLC
27 September 2006

27th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26th September 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 645.706 pence per share. The highest price and lowest price paid for these shares were 649.00 pence and 643.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 643.50 pence and 649.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 357,192,834 ordinary shares (excluding treasury shares) in issue and will hold 8,989,174 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952
Simon Lane, Group Finance Director — Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUNVNRNNRKUAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 September 2006 07:22
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4462J
William Hill PLC
26 September 2006

26th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25th September 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 642.47 pence per share. The highest price and lowest price paid for these shares were 645.00 pence and 640.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 640.00 pence and 645.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 357,392,834 ordinary shares (excluding treasury shares) in issue and will hold 8,989,174 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUVRBRNWRKUAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 September 2006 15:56
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:4359J
William Hill PLC
25 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS International (U.K.) Limited (MIL U.K.)
MFS International Management K.K. (MIM K.K.)
MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

25 September 2006

12. Total holding following this notification

46,580,527

13. Total percentage holding of issued class following this notification

13.01%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON
DEPUTY COMPANY SECRETARY

Date of notification

25 September 2006

END
HOLKGGZLKKFGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 September 2006 16:56
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:3763J
William Hill PLC
22 September 2006

22 September 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 22 September 2006, 4938 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 357,592,834 ordinary shares in issue, in addition 8,989,174 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFERAVIFFIR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 September 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3144J
William Hill PLC
22 September 2006

22nd September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st September 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 635.87 pence per share. The highest price and lowest price paid for these shares were 638.50 pence and 628.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 628.50 pence and 638.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 357,587,896 ordinary shares (excluding treasury shares) in issue and will hold 8,994,112 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUAVNRNORKUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 September 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2508J
William Hill PLC
21 September 2006

21st September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20th September 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 623.65 pence per share. The highest price and lowest price paid for these shares were 632.00 pence and 618.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 618.00 pence and 632.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 357,837,896 ordinary shares (excluding treasury shares) in issue and will hold 8,994,112 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSURVNRNURKUAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 September 2006 07:17
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1914J
William Hill PLC
20 September 2006

20th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19th September 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 627.89 pence per share. The highest price and lowest price paid for these shares were 630.00 pence and 625.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 625.00 pence and 630.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 358,087,896 ordinary shares (excluding treasury shares) in issue and will hold 8,994,112 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952
Simon Lane, Group Finance Director   Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

END
POSUKABRNVRKAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 September 2006 07:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1208J
William Hill PLC
19 September 2006

19th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 18th September 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 629.95 pence per share. The highest price and lowest price paid for these shares were 632.00 pence and 625.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 625.00 pence and 632.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 358,337,896 ordinary shares (excluding treasury shares) in issue and will hold 8,994,112 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUWVNRNNRKAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 September 2006 11:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:0851J
William Hill PLC
18 September 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	5,015,977
Chase Nominees Limited	21,112,138

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

18 September 2006

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

7.277%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Sarah Anderson - 0208 918 3723

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

18 September 2006

END
HOLMGGMLMRKGVZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 September 2006 11:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:0856J
William Hill PLC
18 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such

rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
5,285,404	FPM	JP MORGAN BOURNEMOUTH
1,994,781	FPM	NORTHERN TRUST LONDON
607,400	FPM	MELLON BANK
553,800	FPM	BANK OF NEW YORK BRUSSELS
455 800	FPM	JP MORGAN BOURNEMOUTH
434,120	FPM	STATE STR BK AND TR CO LNDN (S
147,900	FPM	BANKERS TRUST LONDON
110,900	FPM	CHASE MANHTTN BK AG FRNKFRT (S
69,500	FPM	MIDLAND SECURITIES SERVICES
59,200	FPM	JPMORGAN CHASE BANK
12,100	FPM	DEXIA PRIVATBANK
11,600	FPM	CHASE MANHATTAN LONDON
708,900	FMTC	BROWN BROTHERS HARRIMAN AND CO
551,680	FMTC	STATE STREET BANK AND TR CO
281,700	FMTC	BANK OF NEW YORK
227,300	FMTC	JP MORGAN CHASE BANK
174,700	FMTC	NORTHERN TRUST CO
6,876,149	FMRCO	BROWN BROTHERS HARRIMAN AND CO
1,250,500	FMRCO	JPMORGAN CHASE BANK
154,300	FMRCO	NORTHERN TRUST LONDON
63,900	FMRCO	STATE STREET BANK AND TR CO
47,500	FMRCO	MELLON BANK N.A.
15,804,447	FISL	JP MORGAN BOURNEMOUTH
245,300	FIL	JP MORGAN BOURNEMOUTH
163,300	FIL	BANK OF NEW YORK BRUSSELS
157,700	FIL	NORTHERN TRUST LONDON
137,972	FIL	STATE STREET BANK AND TR CO LNDN (S
125,300	FIJ	MASTER TRUST BANK OF JAPAN
1,284,800	FII	JP MORGAN, BOURNEMOUTH
673,300	FII	BANK OF NEW YORK EUROPE LDN
428,100	FICL	STATE STREET BANK AND TR CO
24,600	FIA(K)L	STATE STREET HONG KONG
39,123,953		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(4,364,358)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

18 September 2006

12. Total holding following this notification

39,123,953

13. Total percentage holding of issued class following this notification

10.79%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

18 September 2006
....

END
HOLMGGMLMRNGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 September 2006 15:42
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:0449J
William Hill PLC
15 September 2006

15 September 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 15 September 2006, 1967 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

16,176 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 358,587,896 ordinary shares in issue, in addition 8,994,112 ordinary shares are held in treasury.

Enquiries:

Helen Grantham   Company Secretary and General Counsel
020 8918 3600

END
STRILFVEAAIELIR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 September 2006 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9913I
William Hill PLC
15 September 2006

15th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th September 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 629.49 pence per share. The highest price and lowest price paid for these shares were 631.00 pence and 628.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 628.00 pence and 631.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 358,585,929 ordinary shares (excluding treasury shares) in issue and will hold 8,996,079 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
Simon Lane, Group Finance Director Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUSVNRNWRKAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 September 2006 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9215I
William Hill PLC
14 September 2006

14th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13th September 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 626.02 pence per share. The highest price and lowest price paid for these shares were 627.00 pence and 623.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 623.00 pence and 627.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 358,785,929 ordinary shares (excluding treasury shares) in issue and will hold 8,996,079 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOSNRNBRKAAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 September 2006 14:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:9064I
William Hill PLC
13 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

MFS Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them - Not Stated.

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS International (U.K.) Limited (MIL U.K.)
MFS International Management K.K. (MIM K.K.)
MFS Investment Management (Lux) S.A. (MIM Lux)

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

NOT STATED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT STATED

11. Date company informed

13 September 2006

12. Total holding following this notification

46,529,606

13. Total percentage holding of issued class following this notification

12.94%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON
DEPUTY COMPANY SECRETARY
TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON
DEPUTY COMPANY SECRETARY

Date of notification

13 September 2006

END
HOLDGGMLDFZGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 September 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8552I
William Hill PLC
13 September 2006

13th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th September 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 621.69 pence per share. The highest price and lowest price paid for these shares were 625.50 pence and 617.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 617.00 pence and 625.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 359,035,929 ordinary shares (excluding treasury shares) in issue and will hold 8,996,079 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUUVNRNURKAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 September 2006 07:34
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7870I
William Hill PLC
12 September 2006

12th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11th September 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 620.10 pence per share. The highest price and lowest price paid for these shares were 622.00 pence and 619.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 619.00 pence and 622.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 359,285,929 ordinary shares (excluding treasury shares) in issue and will hold 8,996,079 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUASNRNWRKAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 September 2006 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6609I
William Hill PLC
08 September 2006

8th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 7th September 2006 it purchased 375,000 of its ordinary shares of 10 pence each at an average price of 619.95 pence per share. The highest price and lowest price paid for these shares were 622.50 pence and 617.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 375,000 ordinary shares at prices between 617.50 pence and 622.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 359,512,580 ordinary shares (excluding treasury shares) in issue and will hold 9,019,428 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952
Simon Lane, Group Finance Director — Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUBVNRNARKRAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 September 2006 16:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:7157I
William Hill PLC
08 September 2006

8 September 2006

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 8 September 2006, 7173 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

16,176 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 359,535,929 ordinary shares in issue, in addition 8,996,079 ordinary shares are held in treasury.

Enquiries:

Helen Grantham   Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFIRATITIIR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 September 2006 14:27
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5777I
William Hill PLC
06 September 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill plc

2. Name of shareholder having a major interest

The Capital Group Companies and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	5,015,977
Chase Nominees Limited	20,256,000

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

N/A

11. Date company informed

5 September 2006

12. Total holding following this notification

25,271,977

13. Total percentage holding of issued class following this notification

7.014%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Sarah Anderson - 0208 918 3723

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

6 September 2006

END
HOLGGGGLDVLGVZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 September 2006 14:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:5747I
William Hill PLC
06 September 2006

6 September 2006

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

EXERCISE OF AWARDS AND SALE OF SHARES

William Hill PLC ("the Company") announces that today, David Harding, Chief Executive, executive director of the Company, exercised an award over 455,556 ordinary shares of 10p each in the Company ("Shares") under the William Hill PLC Executive Director Incentive Plan and has sold all of these shares at a price of £6.26 per share. The award was exercised for nil consideration.

Tom Singer, Chief Operating Officer, executive director of the Company, exercised an award over 117,500 ordinary shares of 10p each in the Company ("Shares") under the William Hill PLC Executive Director Incentive Plan and has sold all of these shares at a price of £6.26 per shares. The award was exercised for Nil Consideration.

Following the above transaction, the company holds 419,261 of its Shares in the William Hill 2001 Employee Benefit Trust.

The above notification relates to a transaction notified in accordance with the Disclosure Rules (rule 3.1.2R) and the Companies Act 1985.

Following this announcement, the interests of David Harding and of Tom Singer in the Company's Share Schemes are as follows:

Director	Long-term Incentive Plan (no. of Shares)	Executive Director Incentive Plan (no. of Shares)	SAYE (no. of Shares)	PSP (no. of Shares)	2004 Operating Bonus Scheme (no. of Shares)
David Harding	81,508	400,000	-	419,265	10,037
Tom Singer	48,090	160,278	2,073	304,014	5,921

In addition, David Harding has an interest in 50,000 Shares and Tom Singer has an interest in 31,286 shares

Enquiries:

Deborah Spencer, Brunswick, Tel: 0207 404 5959

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 September 2006 07:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5342I
William Hill PLC
06 September 2006

6th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th September 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 631.99 pence per share. The highest price and lowest price paid for these shares were 635.00 pence and 630.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 630.00 pence and 635.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 359,887,580 ordinary shares (excluding treasury shares) in issue and will hold 9,019,428 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVVNRNORKRAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 September 2006 07:27
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4672I
William Hill PLC
05 September 2006

5th September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4th September 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 639.731 pence per share. The highest price and lowest price paid for these shares were 643.00 pence and 637.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 637.50 pence and 643.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 360,087,580 ordinary shares (excluding treasury shares) in issue and will hold 9,019,428 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
Simon Lane, Group Finance Director Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUSRBRNNRKRAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 September 2006 16:56
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury shares

RNS Number:3934I
William Hill PLC
01 September 2006

1 September 2006

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 1 September 2006, 2,360 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of treasury shares, the Company has a total of 360,287,580 ordinary shares in issue (excluding treasury shares) and in addition 9,019,428 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
POSILFERALILIIR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 September 2006 07:18
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3268I
William Hill PLC
01 September 2006

1st September 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 31st August 2006 it purchased 79,623 of its ordinary shares of 10 pence each at an average price of 634.585 pence per share. The highest price and lowest price paid for these shares were 635.00 pence and 632.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 79,623 ordinary shares at prices between 632.50 pence and 635.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 360,285,220 ordinary shares (excluding treasury shares) in issue and will hold 9,021,788 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952
Simon Lane, Group Finance Director — Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 August 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2660I
William Hill PLC
31 August 2006

31st August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30th August 2006 it purchased 325,000 of its ordinary shares of 10 pence each at an average price of 632.873 pence per share. The highest price and lowest price paid for these shares were 634.50 pence and 627.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 325,000 ordinary shares at prices between 627.00 pence and 634.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 360,364,843 ordinary shares (excluding treasury shares) in issue and will hold 9,021,788 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Tel: 020 7404 5959
Brunswick

END
POSURVNRNORWOAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 August 2006 07:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2042I
William Hill PLC
30 August 2006

30th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 29th August 2006 it purchased 325,000 of its ordinary shares of 10 pence each at an average price of 619.30 pence per share. The highest price and lowest price paid for these shares were 623.50 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 325,000 ordinary shares at prices between 615.00 pence and 623.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 360,689,843 ordinary shares (excluding treasury shares) in issue and will hold 9,021,788 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

Simon Lane, Group Finance Director   Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUKVNRNURWUAR

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 August 2006 15:42
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:1420I
William Hill PLC
25 August 2006

25 August 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 25 August 2006, 19,252 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of treasury shares, the Company has a total of 361,014,843 ordinary shares in issue (excluding treasury shares) and in addition 9,021,788 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRILFVETAIEFIR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 August 2006 07:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0917I
William Hill PLC
25 August 2006

25th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24th August 2006 it purchased 270,000 of its ordinary shares of 10 pence each at an average price of 613.30 pence per share. The highest price and lowest price paid for these shares were 620.00 pence and 608.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 270,000 ordinary shares at prices between 608.00 pence and 620.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 360,995,591 ordinary shares (excluding treasury shares) in issue and will hold 9,041,040 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUSVNRNARWUAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 August 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0350I
William Hill PLC
24 August 2006

24th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23rd August 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 617.05 pence per share. The highest price and lowest price paid for these shares were 621.00 pence and 614.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 614.50 pence and 621.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 361,265,591 ordinary shares (excluding treasury shares) in issue and will hold 9,041,040 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUOVNRNURWUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 August 2006 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9783H
William Hill PLC
23 August 2006

23rd August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22nd August 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 617.20 pence per share. The highest price and lowest price paid for these shares were 623.50 pence and 610.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 610.00 pence and 623.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 361,515,591 ordinary shares (excluding treasury shares) in issue and will hold 9,041,040 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUVNRNURWUAR

To update your alert preferences, or to unsubscribe, go to http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 August 2006 07:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9235H
William Hill PLC
22 August 2006

22nd August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st August 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 618.98 pence per share. The highest price and lowest price paid for these shares were 622.00 pence and 616.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 616.00 pence and 622.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 361,765,591 ordinary shares (excluding treasury shares) in issue and will hold 9,041,040 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer   Tel: 020 8918 3952

Simon Lane, Group Finance Director   Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUASNRNKRWUAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 August 2006 15:53
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:8656H
William Hill PLC
18 August 2006

18 August 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 18 August 2006, 18,569 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of treasury shares, the Company has a total of 361,965,591 ordinary shares in issue (excluding treasury shares) and in addition 9,041,040 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRILFSETAITLIR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 August 2006 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8165H
William Hill PLC
18 August 2006

18th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 17th August 2006 it purchased 42,520 of its ordinary shares of 10 pence each at an average price of 622.418 pence per share. The highest price and lowest price paid for these shares were 624.50 pence and 620.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 42,520 ordinary shares at prices between 620.00 pence and 624.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 361,947,022 ordinary shares (excluding treasury shares) in issue and will hold 9,059,609 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer	Tel: 020 8918 3952
Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBABRNSRWAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 August 2006 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7569H
William Hill PLC
17 August 2006

17th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16th August 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 614.15 pence per share. The highest price and lowest price paid for these shares were 620.50 pence and 610.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 610.00 pence and 620.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 361,989,542 ordinary shares (excluding treasury shares) in issue and will hold 9,059,609 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSUNVNRNURWAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 August 2006 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7047H
William Hill PLC
16 August 2006

16th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15th August 2006 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 609.70 pence per share. The highest price and lowest price paid for these shares were 611.00 pence and)03.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 603.00 pence and 611.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 362,239,542 ordinary shares (excluding treasury shares) in issue and will hold 9,059,609 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer Tel: 020 8918 3952
Simon Lane, Group Finance Director Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUVRBRNRRWAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 August 2006 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6499H
William Hill PLC
15 August 2006

15th August 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14th August 2006 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 602.95 pence per share. The highest price and lowest price paid for these shares were 605.00 pence and 600.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 600.00 pence and 605.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 362,489,542 ordinary shares (excluding treasury shares) in issue and will hold 9,059,609 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Tom Singer, Chief Operating Officer — Tel: 020 8918 3952

Simon Lane, Group Finance Director — Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

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